UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

_____

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/1/2024__   AND ENDING __12/31/2024__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __MWA Financial Services, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__1701 1st Avenue__

(No. and Street)

Rock Island	Illinois	61201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Clint J. Pogemiller   309-558-3101__   Clint.Pogemiller@modern-woodmen.org

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Crowe LLP__

(Name – if individual, state last, first, and middle name)

485 Lexington Ave. Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

September 27, 2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Clint J. Pogemiller</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>MWA Financial Services, Inc.</u> , as of <u>12/31</u> , 2 <u>024</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
DENISE A. THOMPSON
Notary Public - State of Illinois
My Commission Expires 1/11/2027

Signature:

Title:
President

<u>Denise A. Thompson</u>
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MWA Financial Services, Inc.
Consolidated Financial Statements
and Supplemental Information

Year Ended December 31, 2024

Contents


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors MWA Financial Services, Inc.
Rock Island, Illinois

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of MWA Financial Services, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital Under SEC Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Exhibit A of SEC Rule 15c3-3, and Schedule III – Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 (collectively the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information.

(Continued)

In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2022.

New York, New York
March 27, 2025

MWA Financial Services, Inc.

Consolidated Statement of Financial Condition

	December 31, 2024
Assets	
Cash and cash equivalents	$ 4,673,353
Receivables from brokers, dealers, and others (net of allowance for credit losses of $30,800)	1,409,300
Software (net of accumulated amortization of $345,843)	55,505
Other assets	148,291
Total assets	$ 6,286,449
Liabilities and stockholder's equity	
Liabilities:	
Due to Parent	$ 335,912
Accounts payable and accrued expenses	2,881,929
Total liabilities	3,217,841
Stockholder's equity:	
Common stock, $1,000 per share stated value:	
Authorized shares – 10,000	
Issued and outstanding shares – 1,000	1,000,000
Additional paid-in capital	16,025,000
Accumulated deficit	(13,956,392)
Total stockholder's equity	3,068,608
Total liabilities and stockholder's equity	$ 6,286,449

See accompanying notes to consolidated financial statements.

MWA Financial Services, Inc.

Consolidated Statement of Operations

	Year Ended December 31, 2024
Revenues	
Concession income	$ 31,743,647
Investment advisory fees	2,520,256
Variable product distribution fee income	1,481,616
Interest income	107,232
Field reimbursements	1,081,360
Other income	68,273
Total revenues	37,002,384
Expenses	
Commissions	28,422,885
Salaries and related expenses	4,911,001
Communications and Data Processing	1,289,655
Licenses and fees	823,871
Professional fees	169,925
Other operating expenses	889,770
Total expenses	36,507,107
Net income	$ 495,277

See accompanying notes to consolidated financial statements.

MWA Financial Services, Inc.

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Stated Value			
Balance at January 1, 2024	1,000	1,000,000	16,025,000	(14,451,669)	2,573,331
Net income	–	–	–	495,277	495,277
Balance at December 31, 2024	1,000	$1,000,000	$16,025,000	$(13,956,392)	$3,068,608

See accompanying notes to consolidated financial statements.

MWA Financial Services, Inc.

Consolidated Statement of Cash Flows

	Year Ended December 31, 2024	
Operating activities		
Net Income	$	495,277
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense		100,302
Provision for Credit Losses		10,200
Changes in operating assets (increase)/decrease:		
Receivables from brokers, dealers, and others		(200,191)
Other assets		(14,013)
Changes in operating liabilities (decrease)/increase:		
Due to Parent		(99,760)
Accounts payable and accrued expenses		578,402
Net cash provided by operating activities		870,217
Increase in cash and cash equivalents		870,217
Cash and cash equivalents at beginning of year		3,803,136
Cash and cash equivalents at end of year	$	4,673,353

See accompanying notes to consolidated financial statements.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements

December 31, 2024

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MWA Financial Services, Inc. (the Company), a wholly owned subsidiary of Modern Woodmen of America (Parent), was incorporated on February 2, 2001, and began operating as a broker-dealer on October 10, 2001, upon its approval for membership with Financial Industry Regulatory Authority (FINRA). The Company deals primarily in the sale of proprietary and non-proprietary investment products. The Company clears its securities transactions on a fully disclosed basis through its clearing broker.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, MWAGIA, Inc., which is involved in the sale of non-proprietary insurance products. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate their fair value because of the short maturity of these instruments. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these excess balances.

Software

Capitalized software development costs represent the capitalization of certain costs incurred to develop new software or to enhance existing software which is utilized by the Company to process client transactions. Capitalized software development costs are amortized using the straight-line method over their estimated useful lives, generally three years, and is stated at cost less accumulated amortization.

1. Summary of Significant Accounting Policies (continued)

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. The Company evaluates the deferred tax assets for recoverability and establishes a valuation allowance when it is determined that it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Fair Value Measurements and Disclosures

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

The three-tier hierarchy of inputs is summarized below:

- Level 1 – quoted prices in active markets for identical investments

- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company did not have any fair value Level 2 or Level 3 assets or liabilities at December 31, 2024.

1. Summary of Significant Accounting Policies (continued)

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between levels during the years ended December 31, 2024.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Receivables from broker-dealers and others. The Company's receivables from broker-dealers and others include amounts receivable from unsettled trades, estimated 12b-1 payments, cash deposits, amounts due from representatives and a clearing firm deposit. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Transactions with customers. For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2024, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Adoption of New Accounting Pronouncements

Improvements to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. The ASU is effective for the Company's Annual Report for the fiscal year ended December 31, 2024.

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (ASU 2023-09), which requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, this ASU requires certain disclosures of state versus federal income tax expense and taxes paid. This ASU is effective for our Annual Report for the year ended December 31, 2025, with early adoption permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its financial statements.

2. Segment Reporting

The Company is a single reporting segment comprised of MWA Financial Services, Inc. and MWAGIA, Inc. The Company is considered a single reporting segment as its operations are managed and reviewed on a consolidated basis for decision-making and performance evaluation purposes. All revenues are from customers located in the United States of America with no revenue from transactions with other operating segments. MWA Financial Services, Inc. is involved in the sale of registered proprietary and non-proprietary securities products and MWAGIA, Inc. is involved in the sale of non-proprietary general insurance products.

The accounting policies for segment reporting profit/loss and assets are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on a consolidated basis in the consolidated statement of financial condition (page 3).

The chief operating decision maker (CODM) is the president and chief executive officer of the Company. The CODM assesses the performance for the segment and determines the allocation of resources based on net income, as reported in the consolidated statement of operations (page 4). The CODM also uses excess net capital (see note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company does not have intra-entity sales or transfers.

Consolidated revenue from external customers in 2024 was $24,284,104.

3. Revenues from Contracts with Customers

The following table provides a disaggregation of revenue from contracts with customers by revenue type and a reconciliation to total revenues in the consolidated statement of operations:

	Year ended December 31, 2024
Revenue	
Concession Revenue	
Policy concessions	$18,494,685
Mutual fund concessions	12,969,092
Brokerage equity concessions	279,870
Total Concession Revenue	31,743,647
Investment advisory fees	2,520,256
Field reimbursements	1,081,360
Variable product distribution fee	1,481,616
Total revenues from contracts with customers	36,826,879
Interest income	107,232
Other income	68,273
Revenues as included in the consolidated statement of operations	$37,002,384

The following discussions describe the nature, timing and uncertainty of revenues and cash flows arising from the Company's contracts.

Policy concessions

The Company has entered into agreements with several organizations to sell variable and fixed annuities as well as medical, dental, long term care, disability, disability income, and accidental death insurance to its customers. The Company's performance obligations are for the initial sale of a policy and subsequent ongoing servicing of the policies. The Company receives consideration daily, weekly and monthly and recognizes revenue for these concessions when amounts are known and transaction price can be determined and allocated. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include length of time policies remain active and amount of additional premiums paid by the policy holder.

3. Revenues from Contracts with Customers (continued)

Variable amounts are recorded as policy administrative fees (12b-1 fees) and are based on the average daily policy net asset balances and agreed upon contractual rate. As the uncertainty is dependent on the value of the policy at future points in time as well as the length of time the investor remains in the policy, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the policy and the investor activities are known, which are usually monthly or quarterly. 12b-1 fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods but have been constrained until the current period because the fees are affected by changes in average daily policy balances and assets under administration.

Mutual fund concessions

The Company has entered into agreements with several organizations to sell mutual funds to its customers. The related performance obligation is the successful sale of the mutual fund assets. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred. The amount of revenue earned is determined by the value and type of each instrument sold based upon the contractual rate. The Company will recognize mutual fund sales concession revenues at the point in time the performance obligation has been satisfied, which is the trade date.

Variable amounts are recorded as fund administrative fees (12b-1 fees) and are based on the average daily fund net asset balances multiplied by the agreed upon contractual rate. As the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. 12b-1 fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Brokerage equity commissions

The Company has entered into agreements with its clearing broker to buy or sell equity investments to its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The

3. Revenues from Contracts with Customers (continued)

Company believes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred. The amount of revenue earned is determined by the value and type of each instrument sold. The Company will recognize equity sales commission revenues at the point in time the performance obligation has been satisfied, which is the trade date.

Investment advisory fees

The Company has entered into agreements with several organizations to earn fees for servicing investment advisory accounts of its customers. The related performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company receives asset-based fees quarterly for satisfying the performance obligations and are based on a percentage of the net assets maintained. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include market value of assets under management and the length of time investors hold their accounts.

Costs to fulfill the contracts with customer include commissions paid to agents for sales and servicing of the related assets and insurance products. These costs are related to performance obligations already satisfied and are expensed when incurred.

Field reimbursements

The Company has entered into agreements with the registered representatives that sell the Company's products. The Company charges those registered representatives' fees to be properly licensed and registered with FINRA and other states or regulatory authorities, and firm technology fees. The expenses incurred by the Company are recorded within licenses and fees and other expenses on the statement of operations. The Company will recognize field reimbursement revenues at the point in time the performance obligation has been satisfied, which is the date the fee is charged.

Variable product distribution fee

The Company has entered into agreements with Modern Woodmen of America to sell its variable annuity to its customers. The related performance obligation is the successful sale, subsequent ongoing servicing and monitoring of the variable annuity assets. For the subsequent ongoing

3. Revenues from Contracts with Customers (continued)

servicing and monitoring of the variable annuity assets, the Company receives an agreed upon monthly fee based on assets under management and sales. The Company recognizes variable product distribution fee revenues at the point in time the performance obligation has been satisfied, which is monthly.

4. Income Taxes

The Company and its subsidiary file consolidated income tax returns, including only their own operations, since the ultimate parent company, Modern Woodmen of America, is a tax-exempt fraternal benefit society.

At December 31, 2024, the Company had a tax net operating loss carryover of $11,477,498. The tax net operating losses carryover of $11,225,744 arising in 2005 through 2017 may be carried forward until 2025 through 2037. The tax net operating loss arising in 2018 and later of $251,754 does not have an expiration date. The net operating loss carryover represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes at December 31, 2024. Management has established a valuation allowance for the full amount of the related net deferred tax assets of $2,410,275 at December 31, 2024, because of the uncertainty of future income necessary for its ultimate realization.

The Company has analyzed all material tax provisions under the guidance of ASC 740, *Income Taxes Related to the Accounting for Uncertainty in Income Tax*, and has determined that there are no tax benefits that should not be recognized as of December 31, 2024. There are no unrecognized tax benefits that would affect the effective tax rates.

The Company does not believe it would be subject to any penalties or interest relative to any open tax years and, therefore, has not accrued any such amounts. The Company files U.S. federal income tax returns and income tax returns in various state jurisdictions. The 2021 through 2024 U.S. federal tax years are subject to income tax examination by tax authorities. The Company classifies any interest and penalties (if applicable) as income tax expense in the financial statements.

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1. The SEC's requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met, and that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 15 to 1. At December 31, 2024, the Company had net defined capital of $2,097,845, which was $1,914,141 in excess of the required net capital of $183,704 at that date. At December 31, 2024, the Company's ratio of aggregate indebtedness to net capital was 1.31 to 1. Various other regulatory agencies may impose additional capital requirements.

Under the clearing arrangement with the clearing broker, the Company is also required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2024, the Company was in compliance with all such requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii) in that the Company introduces customers to its clearing broker on a fully disclosed basis.

6. Related-Party Transactions

The Company's variable product distribution fee income relates to services performed in connection with the distribution of the variable annuity of Modern Woodmen of America, its parent. Modern Woodmen of America compensated the Company $1,481,616 under a distribution agreement that commenced in June 2001 and was amended in 2010, 2017 and 2024. Concessions income derived from proprietary variable product transactions, which were fully distributed in commissions to representatives selling those products, or retained by the Parent, totaled $10,048,072 in 2024. Substantially all of the Company's operating expenses represent allocations from, or payments by, Modern Woodmen of America, which are then reimbursed by the Company. During 2024, total net expenses reimbursed to Modern Woodmen of America were $5,204,985. This includes the cost of the Company's employees and the allocated costs of their participation in various qualified employee benefit plans covering substantially all employees and sponsored by Modern Woodmen of America. Separate plan information disaggregated by the subsidiary company is not available on the components of pension cost or on the funded status of the defined-benefit pension plan.

6. Related-Party Transactions (continued)

As of December 31, 2024, the amount due to Parent was $335,912 and comprised primarily of the cost of employees, including the allocated costs of their participation in various qualified employee benefit plans, variable product distribution fee and other allocations from, or payments by, the Parent and reimbursed by the Company.

From time-to-time Modern Woodmen of America contributes capital to the Company. During 2024, no capital contributions were made.

7. Allowance for Credit Losses

The Company records an allowance for credit losses. Management evaluated current market conditions warranted using historical losses as well as rating agency provided forecasted default rates to estimate the current year provision for expected credit losses. A roll forward of the allowance for credit losses is as follows:

Balance at December 31, 2023	$ 20,600
Write-offs	(18,434)
Provision for expected credit losses	28,634
Balance at December 31, 2024	$ 30,800

There were no recoveries collected in 2024.

8. Commitments and Contingencies

Regulatory Matters

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial performance. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from these matters.

8. Commitments and Contingencies (continued)

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Supplemental Information

MWA Financial Services, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2024

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$3,068,608
3. Total ownership equity qualified for net capital			3,068,608
5. Total capital and allowable subordinated liabilities			3,068,608
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition:			
1. Investment in subsidiary	385,393		
2. Prepaid expenses and other receivables	532,865	918,258	
D. Other deductions and/or charges		-	(918,258)
8. Net capital before haircuts on securities positions			2,150,350
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:			
C. Trading and investment securities:			
1. Exempted securities		52,505	
E. Other		-	(52,505)
10. Net Capital			2,097,845

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 183,704
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	50,000
13. Net capital requirement (greater of line 11 or 12)	183,704
14. Excess net capital (line 10 less 13)	1,914,141
15. Net capital less greater of 10% of line 19 or 120% of line 12	1,822,289

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:		
• Accounts payable and accrued expenses	$2,755,560	$2,755,560
19. Total aggregate indebtedness		2,755,560
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		131.35%

Notes

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing submitted to the FINRA on January 24, 2025.

<center>MWA Financial Services, Inc.</center>

<center>Schedule II – Information Relating to the Possession
or Control Requirements under SEC Rule 15c3-3</center>

<center>December 31, 2024</center>

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession or control requirements under paragraph (k)(2)(ii) of this Rule. The Company clears all customer transactions through Pershing LLC on a fully disclosed basis.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company): (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.